Exhibit 3.1

AGREEMENT AND PLAN OF MERGER

CSI TECHNOLOGY RESOURCES, INC.,

A SOUTH CAROLINA CORPORATION

WITH AND INTO

COMPUTER SOFTWARE INNOVATIONS, INC.,

A DELAWARE CORPORATION

THIS AGREEMENT AND PLAN OF MERGER (hereinafter called the “Agreement”) is made and entered into this 16th day of May, 2012, by and between CSI TECHNOLOGY RESOURCES, INC., a South Carolina corporation (“CSITR”) and COMPUTER SOFTWARE INNOVATIONS, INC., a Delaware corporation (“CSI”), concerning the merger of CSITR with and into CSI.

WHEREAS, CSITR is a corporation duly organized and existing under the laws of the State of South Carolina, having been incorporated on February 17, 1999;

WHEREAS, CSI is a corporation duly organized and existing under the laws of the State of Delaware, having been incorporated on September 24, 1999;

WHEREAS, the authorized capital stock of CSITR consists of 100,000 shares of common stock, without par value, of which one (1) share is issued and outstanding, and which is owned by CSI;

WHEREAS, the authorized capital stock of CSI consists of 55,000,000 shares, of which 40,000,000 are common stock with $.001 par value, of which 6,584,191 shares were issued and outstanding as of March 20, 2012, and 15,000,000 are preferred stock with $.001 par value, of which 6,659,736 shares are issued and outstanding;

WHEREAS, with CSI being the sole shareholder of CSITR, in accordance with Section 253 of the General Corporation Law of Delaware and Section 33-11-104 of the South Carolina Code of Laws, 1976, as amended, the board of directors of CSI deems it advisable for the general welfare and advantage of the corporations to merge into a single corporation pursuant to this Agreement, and the corporations respectively desire to so merge pursuant to this Agreement, pursuant to the applicable provisions of the laws of the State of South Carolina, the applicable provisions of the laws of the State of Delaware and pursuant to Sections 368(a)(1)(A) and 332(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of these premises and of the mutual agreements herein contained, the parties hereby agree, in accordance with the applicable provisions of the laws

1	Agreement and Plan of Merger CSI Technology Resources, Inc. into Computer Software Innovations, Inc.

of the State of South Carolina and the State of Delaware, that CSITR shall be merged with and into CSI, which shall continue its corporate existence and shall be the corporation surviving the merger (hereinafter sometimes the “Surviving Corporation”), and that the terms and conditions of the merger hereby agreed upon, which the parties covenant to observe, keep and perform, and the mode of carrying the same into effect, are and shall be as hereafter set forth:

Article One. Consummation of this Agreement shall be effected at such time as set forth in the Articles of Merger or Share Exchange to be filed with the Secretary of State of South Carolina and the Certificate of Ownership to be filed with the Secretary of State of Delaware (hereinafter the “Effective Time” of the merger or sometimes the “Closing Date”), all after satisfaction of the respective requirements of the applicable laws of the State of South Carolina and the State of Delaware prerequisite to such filing. At the Effective Time of the merger, the separate existence of CSITR shall cease and it shall be merged with and into CSI. At the Effective Time, the name of the Surviving Corporation shall be Computer Software Innovations, Inc.

Article Two. The laws which are to govern the Surviving Corporation are the laws of the State of Delaware. The Certificate of Incorporation of CSI (hereinafter the “Certificate of Incorporation”) shall be and remain the Certificate of Incorporation of the Surviving Corporation and shall continue in full force and effect until otherwise amended or altered in accordance with applicable laws.

Article Three. The bylaws of CSI at the Effective Time shall be the bylaws of the Surviving Corporation and shall remain unchanged until the same may be amended or altered at some future time in accordance with the provisions thereof.

Article Four. The directors of CSI at the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified. The officers of CSI at the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified.

Article Five. The method of carrying into effect the merger provided in this Agreement, and the manner and basis of converting the shares of CSITR into shares of the Surviving Corporation, are as follows:

1.	CSITR; Cancellation of Shares. At the Effective Time, since CSI is the sole shareholder of CSITR, the shares of common stock of CSITR issued and outstanding shall be cancelled.

2.	Surrender of Certificates. No later than such date as is reasonably selected by the corporate secretary of CSI, and in all events no later than the Closing Date, each holder of stock certificates representing shares of common stock of CSITR issued and outstanding at the time the merger becomes effective shall surrender such shares for exchange to the Surviving Corporation, and, as provided above, shall then be cancelled.

2	Agreement and Plan of Merger CSI Technology Resources, Inc. into Computer Software Innovations, Inc.

Article Six. At the Effective Time, the Surviving Corporation shall succeed to, without other transfer, and shall possess and enjoy, all the rights, privileges, immunities, powers and franchises both of a public and a private nature, and shall be subject to all the restrictions, disabilities, and duties, of each of the corporations; and all the rights, privileges, immunities, powers and franchises of each of the corporations and all property, real, personal or mixed; and all debts due to either of said corporations on whatever account, for stock subscriptions as well as for all other things in action or belonging to each of the corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective corporations, and the title to any real estate vested by deed or otherwise in either of said corporations shall not revert or be in any way impaired by reason of the merger; provided, however that all rights of creditors and all liens upon any property of either of the corporations shall be preserved unimpaired, limited in lien to the property affected by such liens at the Effective Time of the merger, and all debts, liabilities and duties of the corporations, respectively, shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if its debts, liabilities and duties had been incurred or contracted by the Surviving Corporation.

Article Seven. The assets and liabilities of the corporations as of the Effective Time of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they shall be carried at the time on the books of the respective corporations.

Article Eight. Since CSITR is a wholly-owned subsidiary of CSI, this Plan and Agreement of Merger has not been submitted to the shareholders of CSITR or CSI or the board of directors of CSITR for approval in accordance with Section 33-11-104(a) of the South Carolina Business Corporation Act and Section 253 of the General Corporation Law of Delaware, respectively.

Article Nine. If at any time the Surviving Corporation shall conclude or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of CSITR acquired or to be acquired by or as a result of the merger, the presidents and secretaries, together, of the corporations shall be and they hereby are severally and fully authorized to execute and deliver such properties, assignments and assurances in law and to take such other action as may be necessary or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the purposes of this Agreement.

Article Ten. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated in the event and at any time before the Effective Time, by the mutual consent of the boards of directors of each of the corporations. It is anticipated that this Agreement may be terminated and abandoned in the event circumstances arise prior to the Effective Time which would indicate that the transactions contemplated hereby are not in compliance with applicable federal and state securities laws, or that the merger would not be deemed a tax-free transaction for United States income tax purposes as described more fully hereafter, or if any action or proceeding before any court or other governmental body or agency shall have been instituted or threatened to restrain or prohibit the merger and it is deemed advisable not to proceed with the merger. Upon any such termination and abandonment, neither party shall have any liability or obligation hereunder to the other party.

3	Agreement and Plan of Merger CSI Technology Resources, Inc. into Computer Software Innovations, Inc.

Article Eleven. If prior to the Effective Time of the merger the board of directors of CSI determines that some nonsubstantive amendment or alteration to this Agreement is needed solely for the purpose of complying with the applicable corporate laws of the State of South Carolina or the State of Delaware, or the applicable income tax laws of the United States, or the applicable federal or state securities laws, then one or more of the officers of CSI shall be, and hereby are, authorized to make such amendment to this Agreement as shall be deemed necessary by them to satisfy such applicable requirements; and in this regard the said officers shall be protected from liability so long as their actions and decisions are made by them in good faith.

IN WITNESS WHEREOF, the foregoing Plan and Agreement of Merger has been duly executed by the President of CSI under the corporate seal of CSI, all as of the day, month and year first above written and the said Plan and Agreement of Merger having been duly approved and adopted by the board of directors of CSI in the manner provided by the laws of the State of South Carolina and the State of Delaware.

COMPUTER SOFTWARE INNOVATIONS, INC.

/s/ Nancy K. Hedrick
By:	Nancy K. Hedrick
Its:	President

4	Agreement and Plan of Merger CSI Technology Resources, Inc. into Computer Software Innovations, Inc.